

MAIL STOP

November 21, 2008

Edward L. Bernstein
Chief Executive Officer
Propell Corporation
336 Bon Air Center, No. 352
Greenbrae, CA 94904

Re: Propell Corporation
       Registration Statement S-1
       File No. 333-150862
       Filed May 13, 2008

Dear Mr. Bernstein

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General – Crystal Magic

1. We have read your response to prior comment 1. We understand that Propell, a shell company, was established on January 29, 2008. Prior to the April 10, 2008, transaction Mr. Rhodes and Mr. Wolf held 74.6 % and 25.4%, respectively, of the outstanding common shares of Crystal Magic (CM). We understand that on April 10, 2008, Propell issued common stock to CM in exchange for 100% of CM's common stock. We note Mr. Rhodes and Mr. Wolf held 69% and 31%, respectively, of the outstanding common shares of Propell after this transaction. We understand that before and after this transaction, CM had preferred stock outstanding that was entirely owned by Mr. Rhodes

and this preferred stock gave the holder a 99% voting interest in CM. In our June 10, 2008, comment letter we asked for details supporting your proposed accounting for this transaction. We understand that on July 1, 2008, Mr. Rhodes returned all of his preferred shares to CM and paid $10 for an option giving him the unrestricted right to reacquire the surrendered preferred stock on demand in exchange for $100. In light of the risk factor disclosure on page 6, we understand that Disney has the right to cancel its marketing agreements with CM upon certain events, as described in Exhibit 10.2 –Revocable License Agreement. We understand that your June 30, 2008, financial statements included in your Form S-1 filed November 7, 2008, reflect that the April 10, 2008, transaction was accounted for as a reverse acquisition with CM as the accounting acquirer and no fair value adjustments. We further understand that the Propell and CM Board of Directors both consist of Mr. Rhodes and Mr. Bernstein, with Mr. Rhodes acting as the Chairman of the Board of Directors.

While we understand that Mr. Rhodes controlled Propell and CM on April 10, 2008, it does not appear appropriate for Propell's financial statements to include the assets, liabilities, and operating results of CM since Propell does not have the ability to control CM. We believe the guidance in SFAS 94 is relevant to this issue. Specifically, we note that Mr. Rhodes controls CM through his ownership of the CM convertible preferred stock. The July 1, 2008, preferred stock redemption and preferred stock option arrangements do not have a substantive impact on this determination given the ability of Mr. Rhodes to reacquire the same stock on demand for nominal consideration. Further, it does not appear that Propell can control CM's Board without Mr. Rhodes approval. Consequently, it appears that the April 10, 2008, transaction should be accounted by Propell as the acquisition of either a cost or equity method investment at carryover basis. Paragraph D12 of SFAS 141 contains relevant guidance on the valuation of the transaction. Given the stockholders deficit reflected in CM's financial statements, it would appear that the carrying value of the investment on Propell's financial statements should approximate zero. However, a negative value may need to be recognized if Propell has guaranteed obligations of CM or is otherwise committed to provide further financial support to CM. Compliance with paragraphs 17 and 19.i. of APB 18 should be clearly evident.

General - Auleron

2. We note that in the last quarter of 2007 management decided to temporarily shut down operations of Auleron. We further note you accounted for the May 2008 transaction with Auleron as a merger. However, SFAS 141 requires that the assets acquired and liabilities assumed constitute a *business* (as defined by EITF 98-3). Since this does not appear to be a business acquisition, the filing should not contain any Auleron historical financial statements. MD&A should be revised to explain how management determined the purchase price of the assets acquired and the business purpose for this asset purchase. It is not clear why the purchase price for a non-operating entity appears equivalent to the purchase price for the Mountain Capital business acquisition.

General – Mountain Capital

3. Based on the definition in section 405 of Securities Act Regulation C, it appears that Mountain Capital is Propell's predecessor. In this regard, we note that the registrant succeeded to all of Mountain Capital's business and that the registrant's own operations prior to the acquisition were insignificant relative to the business acquired. A predecessor entity must present audited financial statements pursuant to the guidance in Note 1 to Article 8-01 of Regulation S-X. Therefore, the filing should contain audited December 31, 2007 and 2006 Mountain Capital financial statements and unaudited 2008 financial statements covering the period from January 1, 2008 through the acquisition date. Please note that audited financial statements for this interim period will be required to be included in any subsequent filing containing Propell's December 31, 2008, audited financial statements.

   Furthermore, in your revised filing please fully address the disclosure requirements of paragraph 51 of SFAS 141.

General – Updating

4. We remind you to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

5. Your filing should contain December 31, 2007, and September 30, 2008, pro forma statements of operations giving effect to the Mountain Capital transaction. However, no operations of Auleron should be included since the transaction was not a business acquisition. If CM is accounted for under the equity method, then the footnotes to the pro forma financial statements should fully describe the pro forma financial statement impact of Propell's equity interest in CM losses for the periods presented. The accounting policy for recognizing losses in excess of the investment's carrying value should be clearly disclosed.

Our Company, page 3

6. Please revise your filing to clarify your fiscal year end.

Risk Factors, page 6

7. You state that you have an agreement with Disney that requires that Mr. Rhodes, your Chairman, to retain control of Crystal Magic. Please revise your filing to disclose whether Disney consented to the April 10, 2008 transaction and option agreement with Mr. Rhodes dated July 1, 2008. Furthermore, please revise your filing to include any current and significant negotiations with Disney.

Security Ownership of Certain Beneficial Owners and Management, page 47

8. You state on page 48 that Mr. Wolf received 1,369,776 of Propell common shares in exchange for shares he owned in Crystal Magic. On page 3 of your response letter dated October 8, 2008, you state that on April 10, 2008 in connection with the merger of Propell Corporation and Crystal Magic, Propell Corporation issued an aggregate of

5,400,000 shares to the former shareholders of Crystal Magic. This represented 100% of Propell's outstanding common shares. Of the 5,400,000 shares, Steve M. Rhodes, the President of Crystal Magic and its largest shareholder, received 3,730,224 shares representing 69% of the outstanding stock. We assume Mr. Wolf received 1,669,776 (5,400,000 shares – 3,730,224 shares to Mr. Rhodes) common shares in Propell. Given this, it appears to be a 300,000 discrepancy in the shares reported in your filing and your response letter. Please revise your filing or advise.

9. We note that shareholders, Rhodes and Wolf held 74.6% and 25.4%, respectively, of Crystal Magic common stock pre-merger. However, as noted above Mr. Rhodes received 69% of the common shares of Propell and we assume Mr. Wolf received 31%. Please revise your filing to explain why the ownership percentage for Mr. Rhodes decreased from 74.6% to 69% and increased for Mr. Wolf from 24.4% to 31%.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracy McKoy, Staff Accountant at (202) 551-3772 or Al Pavot, Accounting Reviewer at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Hardy at (202) 551-3767 with any other questions.

Sincerely,

Pamela Long
Assistant Director

CC:　Hank Gracin, Esq.
　　　(561) 237-0803